Mail Stop 6010

February 27, 2007

Ron Hadani
Chief Executive Officer
Vision-Sciences, Inc.
40 Ramland Road South, Suite 1
Orangeburg, New York 10962

> **Re:** **Vision-Sciences, Inc.**
> **Revised Preliminary Proxy Materials**
> **Filed February 20, 2007**
> **File No. 0-20970**

Dear Mr. Hadani:

We have limited our review of your filing to those issues we have addressed in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Special Factors Regarding the Transaction, page 16

1. Update to disclose the revenue derived from the products being sold through December 31, 2006. Reconcile the disclosure with ENT revenues in your Form 10-K and your Form 10-Q for the relevant periods.

2. In addition to providing revenue amounts for the products being sold, disclose how these products contributed to your profitability over the periods and what impact the sale will have on future operations.

Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3800 with any questions.

Sincerely,

Peggy Fisher
Assistant Director